UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 28, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 28 May 2021 entitled ‘NOTICE OF ANNUAL GENERAL MEETING’.

RNS Number : 2404A

Vodafone Group Plc

28 May 2021

28 May 2021

Notice of Annual General Meeting

Vodafone Group Plc (the “Company”) announces today that its 2021 Annual General Meeting (“AGM”) will be held on Tuesday, 27 July 2021 at 10.00am at the Pavilion, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN and live webcast over the internet.

In connection with this, the Notice of AGM and the Forms of Proxy have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism, in accordance with Listing Rule 9.6.1. The Notice of AGM is also available on the Company’s website at vodafone.com/agm.

At the time of preparing the Notice of AGM, the Company is continuing to monitor public health guidance and legislation issued by the UK Government and the AGM has been prepared on the anticipated status of the UK Government’s Roadmap out of Lockdown at the date of the meeting. However, whilst attendance in person is expected to be possible, due to the unpredictability of the UK Government guidance and the continuing potential health risks from public gatherings because of the COVID-19 pandemic, shareholders are strongly encouraged to make full use of the webcasting service available and regardless of the number of shares owned, to submit a proxy vote in advance.

Shareholders will also be able to submit a comment or question for consideration by the Directors at the meeting. Questions must be submitted to VodafoneAGMQuestions@equiniti.com by 6.30pm on Friday, 23 July 2021.

If there needs to be any changes to the AGM, shareholders will be notified by way of announcement via the Regulatory News Service.

- ends —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 28, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary